UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 AND ENDING 12/31/2025
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRV Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   • Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 North Michigan Avenue, Suite 1100
                                                          (No. and Street)

Chicago	IL		60611
(City)	(State)	(Zip Code)	

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Sullivan	312-506-6861	ksullivan@gcmlp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                                          (Name – if individual, state last, first, and middle name)

155 N Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

42

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

• Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii),
  if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a
currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kathleen Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRV Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
KRISTI MARIE MC ENEANEY
Notary Public, State of Illinois
Commission No. 1020953
My Commission Expires November 17, 2029

Signature: Kath Sull

Title: Kathleen Sullivan, Financial and Operations Principal

Kristi Marie McEneaney
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRV Securities LLC

Statement of Financial Condition
December 31, 2025
Available for Public Inspection

GRV Securities LLC
Index
December 31, 2025



Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of GRV Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GRV Securities LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 19, 2026

GRV Securities LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	738,610
Distribution fee receivable		81,810
Receivable from affiliate		72
Prepaid expenses		175,782
Total assets		996,274
Liabilities and Members' Equity		
Distribution fee payable		81,810
Accrued expenses		31,483
Payable to affiliates		27,063
Total liabilities		140,356
Members' equity		855,918
Total liabilities and members' equity	$	996,274

The accompanying notes are an integral part of the statement of financial condition.

GRV Securities LLC
Notes to Statement of Financial Condition
December 31, 2025

1. Organization

GRV Securities LLC (the "Company" or "GSLLC") was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. In January 2025, Grosvenor Capital Management, L.P. changed its name to GCM Grosvenor L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Effective March 30, 2007, the Company entered into a Preferred Membership Interest Purchase Agreement with a third party ("Preferred Member"). Under the agreement, in exchange for a $3,000 contribution, the Preferred Member was issued preferred interests in the Company and is entitled to receive cumulative dividends at the rate of 10% per annum. These dividends are payable quarterly based on the terms of the Preferred Membership Interest Purchase Agreement. The preferred interests have a liquidation preference equal to $3,000 plus any unpaid but accrued dividends.

The Company's profits and losses are allocated in accordance with the Amended and Restated Limited Liability Company Agreement dated March 30, 2007. Profits are allocated first to GCMLP (the "Common Member") and the Preferred Member to the extent of any losses previously allocated; second to the Preferred Member to the extent of the Preferred Member's accrued dividend and thereafter to the Common Member. Losses are allocated first to the extent of any profits previously allocated to the Common Member and Preferred Member; second to the extent of the Common Member's capital balance; third to the extent of the Preferred Member's capital balance and thereafter to the Common Member. Under the terms of the Amended and Restated Limited Liability Company Agreement of Grosvenor Securities LLC, the Common Member and Preferred Member are not obligated for any liabilities or other obligations of the Company.

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity or securities clearing. The Company's sole functions are to i) serve as a placement agent of interests in certain private investment funds sponsored or managed or advised by GCMLP and GCM Customized Fund Investment Group, L.P. ("GCM CFIG") (investment funds are referred to as the "GCM Grosvenor Funds"); ii) serve as principal underwriter for certain GCM Grosvenor Funds that are registered as "open-end" investment companies under the Investment Company Act of 1940; iii) provide wholesaling and distribution services to such open-end GCM Grosvenor Funds; iv) provide wholesaling and distribution services to certain GCM Grosvenor Funds that are "closed-end" investment companies under the Investment Company Act of 1940; and v) provide certain support services to third-party selling agents that market the open-end, closed-end and certain private GCM Grosvenor Funds. GSLLC has been approved by FINRA to serve as principal underwriter for open-end investment companies but does not currently act in this capacity. The private GCM Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933. In January 2025, GCM CFIG merged into GCMLP. All GCM CFIG contracts were updated, as of March 31, 2025, to reflect this merger with no changes to contractual terms. This did not impact the Company's operations.

Although the Company does not claim exemption from Rule 15c3-3 under the Securities and Exchange Act of 1934, it does not transact a business in securities with, or for, any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Distribution Fees

The Company entered into an agreement with Hedge Fund Guided Portfolio Solution (the "Fund"), a GCM Grosvenor Fund, pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Fund pays the Company a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund's Class A shares outstanding, determined as of the last calendar day of each month ("Distribution Fees"). The Distribution Fees are recognized over time as the performance obligations related to the distribution services are satisfied. The Distribution Fees are paid by the Fund on a monthly basis and upon receipt, the Distribution Fees are paid to brokers. As of December 31, 2025, the Company had a distribution fee receivable of $81,810 and a distribution fee payable of $81,810 in the Statement of Financial Condition.

During 2025, the Company entered into a Note Placement Agreement with GCM Grosvenor Credit Secondaries Structured Note 2025, L.P. (the "Issuer"), an issuer of notes. The Company recognized a net placement fee equal to $1,983,750 ("Placement Fee"). The Placement Fee was recognized at a point in time when the performance obligation related to the placement services were satisfied. As of December 31, 2025, the Company had no distribution fee receivable or distribution fee payable related to this agreement included in the Statement of Financial Condition.

Prepaid expenses

Prepaid expenses consist primarily of 2025 FINRA renewal fees, which total $150,646 as of December 31, 2025.

3. Related Parties

Effective January 2, 2014, the Company entered into the Second Amended Master Placement Agent Agreement (the "Agreement") with GCMLP whereby, in exchange for an annual fee, the Company acts primarily as a placement agent for the GCM Grosvenor Funds. Effective July 1, 2016, the annual fee was increased to $450,000. The annual fee is paid on a monthly basis. The Agreement was amended on March 31, 2025 ("Amendment") to reflect the merger of Grosvenor Capital Management, L.P. and GCM CFIG, as well as Grosvenor Capital Management, L.P. changing its name to GCM Grosvenor L.P. The Amendment does not impact the operations or other terms of the Agreement.

In addition to the Agreement, the Company has entered into an Amended Expense Agreement ("Expense Agreement") with GCMLP. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of GCMLP. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses. The Expense Agreement was amended on March 31, 2025 ("Expense Amendment") to reflect the merger of Grosvenor Capital Management, L.P. and GCM CFIG, as well as Grosvenor Capital Management, L.P. changing its name to GCM Grosvenor L.P. The Expense Amendment does not impact the operations or other terms of the Agreement.

As a matter of Company practice, GCMLP pays for the certain direct expenses on behalf of the Company and GCMLP is reimbursed by the Company from time to time, typically quarterly. Accrued expenses represent direct expenses incurred, but not yet paid by GCMLP. The payable to affiliate represents expenses to be reimbursed by the Company to GCMLP and affiliates.

The Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Income Taxes

The Company is structured as a limited liability company, and is considered a partnership for Federal income tax purposes. Therefore, the Company is not subject to U.S. Federal income taxes, as its members are individually liable for the taxes, if any, on their distributive share of realized income, gain, loss, deductions or credits. Accounting Standards Codification 740 ("ASC 740") requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is limited to the largest benefit that has a greater than fifty percent cumulative probability of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2025, the Company has evaluated its tax positions under ASC 740 and determined it was not required to book a liability for uncertain tax positions.

Although the Company is not subject to federal income taxes, the Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Tax Years Subject to Examination
U.S. Federal	2022-2025
Illinois	2022-2025

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}\%$ of aggregate indebtedness, as defined.

At December 31, 2025 the Company had net capital, as defined under Rule 15c3-1, of $680,136 and excess net capital of $670,779. The ratio of aggregate indebtedness to net capital was 0.21 to 1.

Although the Company does not claim exemption from Rule 15c3-3 Under the Securities and Exchange Act of 1934, it does not transact a business in securities with, or for, any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

6. Segment Reporting

The Company is engaged in a single line of business as discussed in Note 1. The Company has identified its Officers as the chief operating decision maker ("CODM"), who use net income to evaluate the results of the business, predominantly in managing the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2. The CODM does not review segment assets at a different asset level or category than the Statement of Financial Condition.

7. Commitments and Contingencies

The Company does not have any commitments, guarantees or contingent liabilities. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim as of or for the year ended December 31, 2025.

8. Subsequent Events

The Company has reviewed subsequent events occurring through February 19, 2026, which represents the date that these financial statements were issued and determined that no subsequent events have occurred that would require recognition or additional disclosure.